March 27, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Attn:	Ms. Eileen Smiley

Re:	Tortoise Capital Series Trust (the “Registrant”) Registration Statement on Form N-14 (TNGY) File No. 333-285068

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on March 24, 2025 with respect to the Registrant’s Registration Statement on Form N-14 filed on February 19, 2025 (the “Registration Statement”) and Registrant’s letter filed on March 21, 2025 in response to the staff’s comments on the Registration Statement (the “Original Response Letter”). Defined terms have the meaning set forth in the Registration Statement.

1.	Comment: With reference to Comment No. 17 and Registrant’s related response in the Original Response Letter, which relate to modifications of the Acquiring Fund’s concentration policy and the economic nexus test, the staff may have further comments in the Form N-1A on file for the Acquiring Fund.

Response: The Registrant acknowledges the staff’s comment.

Very truly yours,

/s/ Deborah Bielicke Eades
Deborah Bielicke Eades
Shareholder

cc: Jacob C. Tiedt, Shareholder, Vedder Price P.C.